Proof of Concept, LLC

Financial Statements and Supplementary Information

For the Years Ended December 31, 2015 & 2014

With Accountants Compilation Report

ROUIS&COMPANY,LLP
CERTIFIED PUBLIC ACCOUNTANTS

Proof of Concept, LLC
Table of Contents
December 31, 2015 & 2014







ROUIS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ROUISCPAS.COM
Creating Opportunities in the Numbers

Proof of Concept, LLC
Bloomingburg, New York

We have compiled the accompanying balance sheets of Proof of Concept, LLC as of December 31, 2015 and 2014 and the related statements of income and retained earnings, cash flows, and supplementary information for the years then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilations in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Rouis and Company, LLP

Rouis and Company, LLP
Certified Public Accountants

May 25, 2016

WURTSBORO OFFICE
51 Sullivan St. • P.O. Box 209 • Wurtsboro, NY 12790
Phone: 845.888.5656 • Fax: 845.888.2789

PINE BUSH OFFICE
127 Route 302 • Suite 2 • Pine Bush, NY 12566
Phone: 845.744.TAXS

Proof of Concept, LLC
Balance Sheet
As of December 31,

		2015		2014
ASSETS				
Current Assets				
Cash	$	5,857	$	1,944
Accounts Receivable		45,979		20,879
Inventory		16,334		36,206
Total Current Assets		68,170		59,029
Fixed Assets				
Equipment		28,504		27,870
Leasehold Improvements		2,300		2,300
Less: Accumulated Deprecation		(19,202)		(14,806)
Net Fixed Assets		11,602		15,364
Other Assets				
Security Deposit		8,574		8,574
TOTAL ASSETS	$	88,346	$	82,967



Proof of Concept, LLC
Balance Sheet
As of December 31,

	2015	2014
LIABILITIES and STOCK HOLDERS EQUITY		
Current Liabilities		
Accounts Payable	$ 138,063	$ 25,178
Credit Card Payable	48,850	31,766
Total Current Liabilities	$ 186,913	$ 56,944
Other Current Liabilities		
Dover Line of Credit	70,000	50,000
Payroll Liabilities	1,982	1,965
Short Term Loan	5,000	-
Univest Capital	7,425	15,330
Total Other Current Liabilities	84,407	67,295
Members Equity		
Members Capital	(182,974)	(41,272)
		-
Total Member's Capital	(182,974)	(41,272)
TOTAL LIABILITIES and MEMBER'S CAPITAL	$ 88,346	$ 82,967



Proof of Concept, LLC
Statement of Income, Expenses & Members Capital
For the Year Ended December 31,

	2015	2014
Sales-Net of Refunds and Discounts	$ 540,097	$ 300,519
Cost of Goods Sold	175,214	82,643
Gross Profit	364,883	217,876
Sales & Marketing Expenses	286,349	128,089
Operating Expenses	216,020	112,231
Net on Operations	(137,486)	(22,444)
Other Income(Expense)		
Miscellaneous Income	180	-
Depreciation Expense	(4,396)	(3,449)
Total Other Income(Expenses)	(4,216)	(3,449)
Net Loss	(141,702)	(25,893)
Members Capital Beginning	(41,272)	(15,379)
Members Capital Ending	$ (182,974)	$ (41,272)



Proof of Concepts, LLC
Statement of Cash Flows
For the Year Ended December 31,

	2015	2014
CASH FLOW FROM OPERATING ACTIVITIES		
Net (Loss) Income	$ (141,702)	$ (25,893)
Adjustments to Reconcile Net Income to Cash (Used)		
Provided by Operating Activities:		
Depreciation and Amortization	4,396	3,449
(Increase) Decrease in:		
(Increase) Decrease in Accounts Receivable	(25,100)	(7,682)
(Increase) Decrease in Cash Advance	-	2,700
(Increase) Decrease in Inventory	19,872	(25,123)
(Increase) Decrease in Security Deposit	-	(4,413)
Increase (Decrease) in Accounts Payable	112,885	25,178
Increase (Decrease) in Payroll Liabilities	17	1,965
Net Cash Used By Operating Activities	(29,632)	(29,819)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets-net of Retirements	(634)	(29,025)
Net Cash Provided (Used) by Investing Activities	(634)	(29,025)
CASH FLOW FROM FINANCING ACTIVITIES		
Increase (Decrease) in Credit Cards Payable	17,084	23,511
Increase (Decrease) in Dover Line of Credit	20,000	30,000
Increase (Decrease) in Univest Capital	(7,906)	15,331
Increase (Decrease) in Short Term Loan	5,000	-
Change in Paid in Capital	-	(14,374)
Net Cash Used by Financing Activities	34,178	54,468
Net Decrease in Cash	3,912	(4,376)
CASH BALANCE AS OF JANUARY 1,	1,944	6,320
CASH BALANCE AS OF DECEMBER 31,	$ 5,856	$ 1,944



Proof of Concept, LLC
Notes to Financial Statements
December 31, 2015 & 2014

NOTE 1 - CORPORATE HISTORY

Proof of Concept, LLC was formed on April 22,2011and conducts business at its Production Facility in Brooklyn, New York.

Nature of Operations:

The Company is a New York Limited Liability Company formed on April 22, 2011. It is a Distiller of specialty spirts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The books and records of the corporation are maintained on the Accrual tax basis of accounting.

All equipment is depreciated over its useful life for tax purposes.

The members have elected to be taxed as a Partnership for both Federal and State Income Tax purposes. The profits or losses of a Partnership are passed through to the members. The Partner is responsible for income taxes based on the profits of the Partnership and, in turn, receives the tax benefits of any loss of the Partnership. Therefore, no provision for income taxes has been made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories

Inventories consist primarily of finished product and are stated at average cost or market value.

6



Proof of Concept, LLC
Notes to Financial Statements
December 31, 2015 & 2014

NOTE 3 - FIXED ASSETS

The following is a list of fixed assets owned by the corporation at:

	12/31/2015	12/31/2014
Equipment	$ 28,504	$ 27,870
Leasehold Improvement	2,300	2,300
	$ 30,804	$ 30,170
Accumulated Depreciation	(19,202)	(14,806)
Net Fixed Assets	$ 11,602	$ 15,364

NOTE 4- LIABILITIES

Loans payable consist of the following:

Line of Credit with Dover Bank. Balance outstanding at December 31, 2015 & 2014 was $70,000 and $50,000 respectively.

Short Term Loan Balance outstanding at December 31, 2015 and 2014 was $5,000 & $0. There are no set repayment terms.

Capital Lease Universal Capital, with payments of $631.67 for 36. Balance outstanding at December 31, 2015 & 2014 was $7,425 & $15,330.



Proof of Concept, LLC
Supplementary Information
For the Year Ended December 31,

	2015	2014
Schedule 1 - Cost of Goods Sold		
Beginning Inventory	$ 36,206	$ 1,019
Cost of Goods Sold		
Cost of Goods Sold	95,092	87,850
Payroll Expense	54,682	28,299
Payroll Tax	5,568	1,681
Total Goods Available for Sale	191,548	118,849
Ending Inventory	16,334	36,206
Total Cost of Goods Sold	$ 175,214	$ 82,643
Schedule 2 - Sales & Marketing Expenses		
Sales & Promotion	114,857	58,433
Marketing Expense	171,492	69,656
	$ 286,349	$ 128,089
Schedule 3 - Operating Expenses		
Bad Debt	758	-
Bank Charges	494	2,930
Certification	3,105	2,610
Charitable Contributions	202	365
Commissions & Fees	1,120	312
Credit Card Fees	-	30
Dues & Subscriptions	718	329
Freight & Delivery	-	74
Gifts	520	-
Health Insurance	22,230	-
Insurance	18,001	13,654
Interest Expense	6,078	2,140
Job Materials	109	97
Legal & Professional Fees	473	1,137
Meals & Entertainment	1,106	1,848
Miscellaneous	232	354
Non-Production Labor	30,000	-
Office Expense	1,810	2,261
Other General Admin	4,617	2,507
Online Services	5,729	3,021
Parking	3,289	3,108
Rent Expense	40,682	35,354
Repair & Maintenance	1,804	880
Research & Development	62	-
Shipping & Delivery	2,127	915
Stationery & Printing	-	19
Subcontractors	773	-
Supplies	4,599	8,218
Taxes & License	35,669	19,811
Tools	420	1,977
Travel	24,582	8,280
Utilities	4,711	-
	$ 216,020	$ 112,231

